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                              April 12, 2022

       William Fung
       Chief Executive Officer
       AMTD IDEA GROUP
       23/F Nexxus Building
       41 Connaught Road Central
       Hong Kong

                                                        Re: AMTD IDEA GROUP
                                                            Form 20-F for the
fiscal year ended Decemer 31, 2020
                                                            Filed on April 28,
2021
                                                            File No. 001-39006

       Dear Mr. Fung:

              We have reviewed your January 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2020 filed on April 28, 2021

       Cover Page

   1. On the cover page of your filing, please disclose prominently that you are not a Chinese operating company but a
Cayman Islands holding company with operations conducted by
                                                        your subsidiaries and
that this structure involves unique risks to investors. Explain whether China law
prohibits direct foreign investment in the operating companies, and disclose whether
investors will ever directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or a material
change in the value of the securities, including that it could cause the value of your
securities to significantly decline or become worthless. Provide a cross-
                                                        reference to your
detailed discussion of risks facing the company as a result of this structure.
 William Fung
FirstName   LastNameWilliam Fung
AMTD IDEA      GROUP
Comapany
April       NameAMTD IDEA GROUP
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName
2. At the onset of your cover page, please revise to prominently disclose the following:
             Revise to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
             Revise to disclose whether and how the Holding Foreign Companies Accountable
             Act, the Accelerating Holding Foreign Companies Accountable Act, and related regulations will affect your company, including the time frame change in PCAOB inspections for two consecutive years instead of three years. Revise to disclose a cross-reference to your more detailed disclosure in your risk
             factors, including the heading of the risk factor.
3. Please revise your cover page, and revise the onset of Part I, Item 1., to disclose a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed. State whether any transfers, dividends, or distributions have been made to date between the holding company, and its subsidiaries, or to investors, and quantify the amounts where applicable. Provide cross-
         references to your related discussions in other areas of the filing.
Part I, page 1

4.       At the onset of Part I, provide a diagram of the company   s corporate
structure, identifying
         the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies)
in which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how the company may incur substantial costs to enforce the terms of the arrangements. Disclose any uncertainties regarding the status of the rights of the
         Cayman Islands holding company and any challenges the company may face due to legal uncertainties and jurisdictional limits.
5. At the onset of Part I, and with a cross-reference to the discussion of these risks in the risk factors in Item 3D., please disclose the risks that your corporate structure and being based
         in or having the majority of the company   s operations in China poses
to investors. In
         particular, revise to specifically disclose each of the following:
             Please revise to describe the significant regulatory, liquidity, and enforcement risks.
             Revise to discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in
              China can change quickly with little advance notice.
             Revise to disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities.
             Please disclose the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such
 William Fung
AMTD IDEA GROUP
April 12, 2022
Page 3
              securities to significantly decline or be worthless.
                Revise to include cross-references to related disclosures in the filing.
6. At the onset of Part I., please revise to provide prominent disclosure of the specific consequences to you and your investors if you, or your subsidiaries:
(i) do not receive or
         maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
7. At the onset of Part I., please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S.
         investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.
8. We note your various disclosures in Item 3.D regarding the Cyberspace Administration of
         China. Please revise to include disclose at the onset of Part I regarding how this oversight impacts your business. Further, revise to disclose the basis for this determination, such as
         the details of your internal risk assessment, or your counsel   s
consent, and cross-reference
         to the more detailed discussion in the filing.
9. As it appears your officers and directors are located in China, please revise to include risk factor disclosure, as well as a separate Enforceability section, to disclose the difficulty of bringing actions and enforcing judgements against these individuals. Refer to Item 101(g)
         of Regulation S-K.
        You may contact Bonnie Baynes at (202) 551-4924 or Sharon Blume at
(202) 551-
3474 if you have questions.



FirstName LastNameWilliam Fung                                   Sincerely,
Comapany NameAMTD IDEA GROUP
                                                                 Division of
Corporation Finance
April 12, 2022 Page 3                                            Office of
Finance
FirstName LastName